

January 10, 2017

Paul N. Farquhar
Vice President and Chief Financial Officer
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

> **Re: Sevcon, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 9, 2017**
> **File No. 001-09789**

Dear Mr. Farquhar:

We have reviewed your filing and have the following comments.

Proposal 2: If Proposal 1 Is Approved, To Elect Eight Directors, page 7

1. We note your response to our prior comment 4. As requested, please clearly state the names of the directors whose terms will be shortened as a result of Proposal 1.

2. We note your response to our prior comment 6. Revised disclosure here and under the heading "Proposal 3" states that "[i]f a nominee is <u>unavailable</u> to serve … the proxies will be voted for another nominee selected by the Board" (emphasis added). Please revise this disclosure to conform to the language of Rule 14a-4(c)(5) of Regulation 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Matthew C. Dallett, Esq.
        Locke Lord LLP